UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires March 31, 2016
Estimated average burden
Hours per response 12.00

SEC FILE NUMBER
8 - 65829

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

GLOBAL OAK CAPITAL MARKETS, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

360 CONCORD ST, SUITE 103

CHARLESTON	**SC**	**29401**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH SIPKIN **(212) – 571 – 0064**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STUART G. LANG, CPA, P.C.

2303 GRAND AVENUE – SUITE 200A **BALDWIN** **NY** **11510**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *Marcus Martin*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *Global Oak Capital Markets, LLC as of December 31, 2014*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LUCILLE DESARIO NOTARY PUBLIC SOUTH CAROLINA

X [signature] 2/27/15
Signature

CEO
Title

X [signature] 2/27/15
Notary Public
3/25/23

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.
( ) (p) Independent Auditors' Report on Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL OAK CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 99,740
Furniture and fixtures, net of accumulated depreciation of $5,195 (Notes 2e and 3)	2,615
Due from member	1,500
Total assets	$ 103,855
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 57,754
Total liabilities	57,754
Commitments and Contingencies	
Members' Equity (Note 5)	46,101
Total liabilities and Capital	$ 103,855

CONFIDENTIAL TREATMENT REQUESTED

The accompanying notes are an integral part of this statement.

GLOBAL OAK CAPITAL MARKETS LLC
(FORMERLY CICERONE SECURITIES LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1- Nature of Business

Global Oak Capital Markets LLC (formerly Cicerone Securities LLC), (the Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The company acts as a wholesaler and markets/distributes securities to other broker dealers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
The Company recognizes revenue from success fees upon completion of the transactions and advisory fees over the life of the underlying agreement at the time work is performed and services are rendered.

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

c) ***Income Taxes***
The Company is a limited liability company for federal and state income tax purposes. As such, it does not pay any taxes. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The Company is subject to New York City unincorporated business tax.

In addition, recently, issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income taxes, which was adopted by the Company effective January 1, 2010, had no effect on the financial statements. Management concluded there were no material uncertain tax positions at December 31, 2014, principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

Note 2 Summary of Significant Accounting Policies (continued)

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Property and Equipment***
Property and equipment are depreciated on the straight-line method over an estimated useful life of five years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the length of the lease.

f) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2014 and February 27, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

g) ***Accounts Receivable***
Accounts receivable represent valid claims against customers and are recognized when services are rendered. We extend credit terms to certain customers based On historical dealings and to other customers after review of various credit indicators, including the customer's credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management's estimate of collectability at the time of the review. Accounts receivable are written off when the count is deemed uncollectible.

Note 3- Furniture, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2014 are summarized as follows:

Furniture and Equipment	$7,810
	7,810
Less: Accumulated depreciation	5,195
	$2,615

Note 4- Transactions with related parties

The Company paid approximately $5,000 to a member for rental of the office, salaries and professional fees.

Note 5- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company's net capital of $41,986 was $36,986 in excess of its required net capital of $5,000. The Company's net capital ratio was 137.55%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2014, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

Stuart G. Lang, C.P.A., P.C.

Certified Public Accountants

2303 Grand Avenue – Suite 200A, Baldwin, New York 11510
(516) 377-2700 fax (516) 377-2764

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Global Oak Capital Markets, LLC
Formerly Cicerone Securities, LLC)
Charleston, SC

We have audited the accompanying statement of financial condition of Global Oak Capital Markets, LLC (Formerly Cicerone Securities, LLC) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Global Oak Capital Markets, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Global Oak Capital Markets, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Stuart G Lang, CPA, P.C.

Baldwin, NY
February 27, 2015